Revised
Appendix A
to the
PROFESSIONALLY MANAGED PORTFOLIOS
OPERATING EXPENSES LIMITATION AGREEMENT

Series of Professionally Managed Portfolios	Operating Expense Limit

Boston Common International Fund	1.20% of average daily net assets

Boston Common U.S. Equity Fund	1.00% of average daily net assets

Revised to Reduce Expense Cap for the Boston Common International Fund
Approved by the Board of Trustees:  November 5, 2012; Effective: January 31, 2013

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on above	BOSTON COMMON ASSET MANAGEMENT, LLC

By: /s/ Eric W. Falkeis	By: /s/ Matt Zalosh
Name: Eric W. Falkeis	Name: Matt Zalosh
Title: President	Title: Managing Director